

August 19, 2011

Via E-mail
Mr. Clifford Bown
Chief Financial Officer
Vasco Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook, IL 60181

> **Re: Vasco Data Security International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 000-24389**

Dear Mr. Bown:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 39

1. In your response letter dated July 14, 2009 (comment 4) you indicated that "the most important factor that an investor needs to know to understand our business with regards to operating expenses is that our expenses by category closely follow changes in our headcount." However, according to your current disclosures, particularly as it relates to your selling and marketing and general and administrative expenses, it appears that there are several other factors besides headcount that are impacting such expenses (i.e.

marketing costs, travel costs, depreciation expense, the strength of the U.S. dollar, professional fees, etc.). Where two or more sources of a material change have been identified as contributing to a change, such as with regards to the selling and marketing and general and administrative expenses noted herein, please revise to quantify each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

Income Taxes, page 43

2.   Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 44

3.   We note a substantial amount of your revenue is generated from outside the United States. We also note that your cash and cash equivalents are held by a number of United States and non-U.S. commercial banks. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 8

4.   We note that you adopted ASU 2009-13 and 2009-14 effective January 1, 2011, whereby for multiple element arrangements that include a hardware client device, you allocate the selling price among the elements based on the estimated selling price of those elements. We further note for sales of products that no longer qualify as software sales you allocate the arrangement consideration among each of the accounting units based on relative selling price of each unit and that you have vendor specific objective evidence (VSOE) for the most common type of undelivered elements. Please clarify for us how you determine the relative selling price of each element, both delivered and undelivered, noting how frequently it is based on VSOE, third party evidence or best estimate of selling price if neither VSOE nor third party evidence exists. If you use best estimate of

selling price please tell us how that is determined, including specific market conditions and entity-specific factors considered. We refer you to the guidance in ASC 650-25-30-2 through 30-9. In addition, please provide us with a copy of the proposed revised disclosures you intend to include in your future filings to more clearly disclose the methodologies used to establish relative selling prices in your multiple-element arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief